May 18, 2005




Thomas Flinn, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Orthodontix, Inc. (the "Company")
          Form 8-K filed May 13, 2005
          File No. 0-27836

Dear Mr. Flinn:

     In response to your letter of May 17, 2005, the Company has today filed an amended Form 8-K to provide additional disclosure.

     This letter will confirm that the Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in Company filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,



                                   Alan Jay Weisberg
                                   Acting Chief Financial Officer
                                   (Principal Financial and
                                   Accounting Officer)